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william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

April 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James O’Connor and Jeff Long

Re:	Golub Capital BDC, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form N-2
File Number: 333-215285

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc. (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received from Jeff Long of the Staff on March 14, 2018 and from James O’Connor of the Staff on April 4, 2018 in each case relating to the Company’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (Registration No. 333-215285) (the “Registration Statement”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used but not defined herein shall have the meaning set forth in the Registration Statement.

Legal Comments

1.	Please explain to the Staff why the 2010 Debt Securitization went through an intermediate holding entity, but the 2014 Debt Securitization did not.

Response:

The Company respectfully submits that the intermediate holding entity was eliminated from the structure used for the 2014 Debt Securitization in order to comply with certain European Union risk retention rules that took effect after the closing of the 2010 Debt Securitization.

2.	The 2010 Debt Securitization and 2014 Debt Securitization both appear to be collateralized loan obligations (“CLOs”) and are referred to as such in the financial press. The Staff believes it would be helpful to investors if the Debt Securitizations were identified as CLOs in the Registration Statement.

James O’Connor and Jeff Long April 17, 2018 Page 2

Response:

As requested, in future filings the Company will revise the definition of 2010 Debt Securitization and 2014 Debt Securitization to reference that such secured financings are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company and subject to the Company’s overall asset coverage requirements.

3.	The Staff believes that what the Registration Statement refers to as “one stop” loans are more commonly known as “unitranche” loans. The Staff believes that it would be helpful to investors if the Registration Statement, at least initially, also referred to the analogous term.

Response:

As requested, in future filings the Company will revise the definition of “one-stop” loans to reference that such loans are often referred to by other middle-market lenders as unitranche loans.

4.	On page 2 in the “Prospectus Summary,” please revise the statement describing the Company’s primary investments to reflect the fact that 78.5% of investments are in one stop loans, which the Staff believes have a significantly different risk profile from senior secured loans.

Response:

The Company respectfully submits that one stop loans do not have a significantly different risk profile from senior secured loans because, as noted elsewhere in the prospectus, the Company structures its one stop loans as senior secured loans and therefore has a first priority security interest over all of the collateral securing the Company’s investment and, unlike certain other middle market lenders, the Company typically retains the full interest in the one stop loan and does not modify the structure to have a “last out” component. However, as requested, in future filings the Company will revise the ordering of the statement to reference “one stop and other senior secured loans.”

5.	As noted above, both the 2010 Debt Securitization and 2014 Debt Securitization appear to be CLOs. It also appears that a substantial amount of the loans originated by the Company have been securitized by means of these CLOs, which appear to be “disregarded entities.” By exchanging the first lien and one-stop loans made by the Company for subordinated interests in the securitization trust, the Staff believes the Company has significantly increased the yield and the credit risks of the Company’s assets. The securitization of the Company’s portfolio and its effects on the risk profile of the Company’s portfolio should be described in the Prospectus Summary section of the prospectus and elsewhere in the prospectus.

James O’Connor and Jeff Long April 17, 2018 Page 3

Response:

The Company respectfully submits that the credit risk and the yield of the Company’s assets have not been significantly increased as a result of the Debt Securitizations. As noted in the Company’s letters to the Staff in response to comments on the Company’s Registration Statement on Form N-2 (Registration No. 333-170197) initially filed on October 28, 2010, the Debt Securitizations are a form of secured financing in which notes issued by the 2010 Issuer or 2014 Issuer, as applicable, are sold to institutional investors in the debt capital markets. Like any other secured financing, such as a senior secured credit facility:

•	full economic exposure to the underlying assets remains with the Company, which owns, directly or indirectly, all of the membership interests in the 2010 Issuer and 2014 Issuer,

•	the purchasers of notes issued by the 2010 Issuer and 2014 Issuer (who are effectively lenders to the relevant Debt Securitization) receive a security interest in a pool of loans in eligible portfolio companies for their extension of credit,

•	the Company, acting indirectly through GC Advisors, retains full control over critical management functions, such as loan origination, and purchasing, monitoring and disposition of investments,

•	the loans collateralizing the Debt Securitizations are included on the consolidated balance sheet and consolidated schedule of investments of the Company for financial reporting purposes,

•	the notes issued by the Debt Securitizations are treated as outstanding borrowings of the Company for purposes of monitoring compliance with the asset coverage ratio applicable to business development companies, and

•	there is no incremental increase in the amount of management and advisory fees paid by the Company as a result of the Debt Securitizations as offsetting arrangements have been implemented to assure that the Company, and indirectly, its stockholders, pay no incremental management or advisory fees to GC Advisors or its affiliates as a result of the Debt Securitizations.

In addition, the Company respectfully submits that securitizations typically provide advantages over traditional bank facilities, such as a lower cost to the Company, a longer reinvestment period (i.e. the period during which the borrowing/issuing entity can continue to use principal proceeds from existing loans to purchase new loans) and a longer period prior to the stated maturity date. Utilizing the Debt Securitizations for financing may also provide the Company with increased flexibility compared to a traditional bank facility through the ability afforded to the Company, as the holder of the equity of the securitization issuer, to refinance the securitization to a lower interest rate through the sale of refinanced senior notes to willing buyers, which optionality is not as readily available in a commercial bank credit facility.

James O’Connor and Jeff Long April 17, 2018 Page 4

The Company respectfully submits that the risks associated with leverage and the risks associated with the Debt Securitizations are fully described throughout the Registration Statement including within the “Risk Factors” section beginning with the risk factor captioned “We are subject to risks associated with the 2010 Debt Securitization and the 2014 Debt Securitization.” Further, the Company respectfully submits that a lengthy discussion of the Debt Securitizations and the transactions undertaken to securitize the assets of the Company in the Debt Securitizations is included in the Registration Statement in “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows” under the caption “Debt Securitizations,” and such disclosure was added as a result of comments from the Staff on the Company’s Registration Statement on Form N-2 (Registration No. 333-170197).

6.	Please disclose the Company’s “total return based on net asset value” and “total return based on market value,” as calculated according to Instruction 13 and 14 to Item 4.1 of Form N-2,” as line items for the periods in the table located on page 3 of the Registration Statement. Please also describe in the notes to the table how these two numbers are calculated and that, while they reflect the Company’s expenses, they do not reflect any sales load that may be paid by investors.

Response:

The Company respectfully submits that pursuant to General Instruction 1 to Item 4.1 of Form N-2 the Company, as a business development company, is not required to provide the information called for by Item 4.1 of Form N-2. However, as requested, in future filings the Company will add “total return based on average net asset value” and “total return based on market value” to the table with footnote disclosure describing that total return does not include sales load.

7.	Where appropriate, please add the substance of the following disclosure with respect to the Administration Agreement: Our Board of Directors, including a majority of independent Directors, will annually review the compensation we pay to the affiliate of the Adviser to determine that the provisions of the Administrative Agreement are carried out satisfactorily and to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided. Our board of directors reviews the methodology employed in determining how the expenses are allocated to us and any proposed allocation of administrative expenses among us and any affiliates of the Adviser. Our board of directors then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of the administrative services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to the Adviser for such services as a percentage of our net assets to the same ratio as reported by other comparable funds.

James O’Connor and Jeff Long April 17, 2018 Page 5

Response:

The Company respectfully submits that the substance of the requested disclosure is included in Note 3 to each of the Company’s consolidated financial statements included in the Registration Statement and portions of the requested disclosure appear elsewhere throughout the Registration Statement, including in the sections titled “Management’s Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows,” “The Company” and “Management Agreements.” However, as requested, in future filings the Company will add the substance of the requested disclosure to the “Management Agreements” section of the Registration Statement.

8.	The Staff believes that the statement on in footnote 8 to the “Fees and Expenses” table on page 14 of the Registration Statement that “Our stockholders indirectly bear the expenses of our investment in SLF” is helpful disclosure, if for no other reason than it is a limiting factor on the use of joint ventures. Please consider adding a similar AFFE line item for the two CLOs.

Response:

The Company respectfully submits that it would not be appropriate to include expenses of the Debt Securitizations in the “Acquired fund fees and expenses” line item, whether together with or separate from SLF, because the 2010 Issuer and 2014 Issuer are consolidated in the Company’s financial statements and, as a result, such expenses are included in the “Interest payment on borrowed funds” line item in the “Fees and Expenses” table. Note 6 to the “Fees and Expenses” table discloses that this line item includes the interest payable on the notes issued by each of the Securitization Issuers.

9.	In the Risk Factor captioned “We will be subject to corporate-level income tax if we are unable to qualify as a RIC,” please consider explaining, as a first sentence of the paragraph, that if the Company meets the RIC requirements, it may deduct the dividends it pays to stockholders and, thereby, avoid the double taxation of dividends applicable to regular corporations.

Response:

The Company respectfully submits that it does not believe that the suggested language should be added to this risk factor as it would be mitigating language and therefore inconsistent with certain Staff pronouncements on appropriate risk disclosure. The Company, however, notes that the substance of the requested language is included elsewhere in the Registration Statement, including in the “Material U.S. Federal Income Tax Considerations” section.

James O’Connor and Jeff Long April 17, 2018 Page 6

10.	Please clarify for the Staff the nature of Funding and confirm whether it is the bankruptcy-remote repository for collateral supporting bank borrowings made by the Company?

Response:

The Company confirms that Funding is a special purpose, bankruptcy-remote entity wholly-owned by the Company whose assets are consolidated in the Company’s financial statements. The Company submits that disclosure of Funding’s status as such is included in Note 2 of each of the consolidated financial statements of the Company included in the Registration Statement (see p. F-42 and F-120).

11.	If the Company currently intends to enter into reverse repurchase agreements, please disclose, where appropriate, how the Company will avoid creating senior securities when it does so. If the reverse repurchase agreement lacks a specified repurchase price, the Company must segregate liquid assets equal to the proceeds received on any sale subject to repurchase plus accrued interest. If the reverse repurchase agreement has a specified repurchase price, the Company must segregate liquid assets equal to the repurchase price. See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), as modified by, e.g., Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987), Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996), and Robertson Stephens Investment Trust (pub. avail. Aug. 24, 1995).

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it has no present intention to enter into any reverse repurchase agreements.

12.	Please inform the Staff whether the securitization transactions by the Company with its CLOs are subject to the risk retention rules of section 15G of the Exchange Act. Please inform the Staff whether you believe that any purchases and sales or joint transactions, either directly or indirectly, among the Company, the loan originator, the CLO sponsor, and the CLOs require relief from Section 57(a)(1) and (2) and Rule 17d-1 (as made applicable by Section 57(i) of the 1940 Act).

Response:

The Company respectfully submits that the Debt Securitizations were not and are not subject to the risk retention rules of Section 15G of the Exchange Act as each securitization was entered into prior to the effectiveness of such rules and the subsequent amendments did not and do not require the securitizations to come into compliance with such rules.

James O’Connor and Jeff Long April 17, 2018 Page 7

Accounting Comments

13.	In your response letter, please confirm that “Other expenses” in the Fees and Expenses table on page 10 of the Registration Statement includes any estimated amounts for excise taxes payable by the Company.

Response:

The Company confirms that any estimated amounts for excise tax payments by the Company would be included in the “Other expenses” line of the Fees and Expenses table. The Company does not currently anticipate any excise tax payments for the current fiscal year and, as a result, “Other expenses” in the Fees and Expenses table in the Registration Statement does not include any amounts for excise taxes.

14.	In your response letter, please confirm that all disclosures required pursuant to ASC Topic 820-10-50-6A regarding the nature and risks of the Company’s investments measured using the net asset value per share practical expedient have been included in the Registration Statement.

Response:

The Company respectfully submits that the Company’s only investment valued using the net asset value per share is its investment in the LLC equity interests of SLF. The SLF invests in portfolio companies that are in industries similar to those in which the Company may invest directly and the investments are similar in type to those made by the Company. As a result, the nature and risks of the SLF’s investments are the same as those associated with the Company’s other portfolio company investments, the nature and risks of which are described throughout the Registration Statement.

15.	In your response letter, please confirm that the Company performed the tests required by Regulation S-X Rules 3-09 and 4-08(g) with respect to its controlled portfolio companies as of September 30, 2017 and December 31, 2017, as applicable, and that no further disclosures are required in the Registration Statement to comply with the requirements of such rules.

Response:

As requested, the Company confirms that it performed the applicable tests required by Regulation S-X Rules 3-09 and 4-08(g) with respect to its controlled portfolio companies as of each of September 30, 2017 and December 31, 2017 and that all required disclosures are included in the Registration Statement.

16.	We note that the financial information for SLF included in Note 4 to the Company’s financial statements is audited, while the information included in Note 15 is not audited. Please confirm that all information required by Regulation S-X Rule 4-08(g) was audited as of September 30, 2017.

James O’Connor and Jeff Long April 17, 2018 Page 8

Response:

The Company respectfully submits that the information required by Rule 4-08(g) with respect to the SLF was audited as of September 30, 2017, the most recent fiscal year end of SLF. As previously noted, the Company has historically included this information in both Notes 4 and 15 to its audited financial statements in accordance with the undertakings proposed to, and reflecting comments received from, the Staff on April 17, 2013, prior to the Company entering into the SLF. However, in connection with future filings of its audited financial statements, the Company will evaluate potentially eliminating Note 15 and incorporating any additional information from such footnote into Note 4 to the Company’s audited financial statements so as to avoid duplicative disclosures.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Matthew J. Carter at 202.261.3395 (or by email at matthew.carter@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	David B. Golub, Golub Capital BDC, Inc.

Ross A. Teune, Golub Capital BDC, Inc.

Joshua M. Levinson, Golub Capital BDC, Inc.

Thomas J. Friedmann, Dechert LLP

Matthew J. Carter, Dechert LLP